Mail Stop 4561

September 25, 2009

Yuan Kun Deng, President
Multiplayer Online Dragon, Inc.
C/O Business Filings Inc.
6100 Neil Road, Suite 500
Reno, NV 89511

> **Re:     Multiplayer Online Dragon, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 11, 2009**
> **File No. 333-159896**

Dear Mr. Deng:

    We have reviewed the above-captioned filing and your response letter, and have the following comment.

<u>Exhibit 5.1</u>

1.    We note that the legality opinion is given as of June 10, 2009.  Please amend your registration statement to update the legality opinion so it speaks as of a date immediately prior to the desired effective date.

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    If you have any questions, please contact Evan S. Jacobson, Staff Attorney, at (202) 551-3428**,** or in his absence, the undersigned at (202) 551-3457.  If you thereafter require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,


                                        Maryse Mills-Apenteng
                                        Special Counsel


cc:    <u>Via Facsimile (509) 747-1770</u>
       Conrad C. Lysiak, Esq.
       The Law Office of Conrad C. Lysiak, P.S.